Exhibit 99.5

The Real Brokerage Inc. Announces Second Quarter 2026 Financial Results

MIAMI, August 6, 2026 – The Real Brokerage Inc. (NASDAQ: REAX) (“Real” or the “Company”), a leading real estate technology platform redefining the industry through innovation and culture, announced today financial results for the second quarter ended June 30, 2026.

“Real delivered another quarter of significant double-digit organic revenue growth and Adjusted EBITDA margin expansion, despite an overall housing market that remains near trough levels,” said Tamir Poleg, Real’s Chairman and Chief Executive Officer. “We enter the second half of the year with a robust pipeline and continue to make meaningful progress toward closing our acquisition of RE/MAX Holdings Inc. (“REMAX”), with our securityholder meeting to approve the transaction scheduled for August 14, 2026. We look forward to bringing together REMAX’s iconic global brand and network of over 140,000 agents with Real’s technology platform as the Real REMAX Group, and to building the technology-enabled real estate platform of the future together.”

“Real’s agent count grew 26% year-over-year to 35,348 in the second quarter, and we continue to make progress rolling out AI enhancements across our technology platform to improve the agent experience, while driving growth across our higher-margin ancillary services. With integration planning under way we have high confidence in our ability to achieve $30 million of cost synergies within three years post-closing,” said Jenna Rozenblat, Chief Operating Officer and Chief Integration Officer.

“Real delivered another quarter of strong financial performance,” said Ravi Jani, Chief Financial Officer. “Revenue grew 30% to $700.6 million, and GAAP net loss was $8.0 million, including approximately $11.6 million of acquisition costs related to the pending REMAX acquisition. On a non-GAAP basis, Adjusted EBITDA1 grew 38% to $27.6 million. We ended the quarter with $86.6 million in cash and no debt, providing us with significant financial flexibility as we work toward closing the REMAX acquisition.”

Q2 2026 Financial Highlights2

●	Revenue rose to $700.6 million in the second quarter of 2026, an increase of 30% from $540.7 million in the second quarter of 2025.

●	Gross profit reached $58.3 million in the second quarter of 2026, an increase of 22% from $47.9 million in the second quarter of 2025.

●	Operating expenses, consisting of general and administrative, marketing, research and development expenses, and acquisition costs totaled $65.3 million in the second quarter of 2026, a 41% increase from $46.2 million in the second quarter of 2025. Costs related to the Company’s pending acquisition of RE/MAX Holdings, Inc. (“Acquisition Costs″) for the three months ended June 30, 2026, were $11.6 million.

●	Net loss was $(8.0) million for the three months ended June 30, 2026, compared to net income of $1.6 million for the three months ended June 30, 2025.

●	Basic and diluted loss per share was $(0.03) in the second quarter of 2026, compared to basic and diluted earnings per share of $0.01 in the second quarter of 2025.

●	Adjusted EBITDA was $27.6 million in the second quarter of 2026, compared to $20.0 million in the second quarter of 2025.

●	Revenue share expense, which is included in Marketing expenses, totaled $22.2 million in the second quarter of 2026, a 26% increase compared to $17.6 million in the second quarter of 2025.

●	Adjusted Operating Expense, which reflects operating expenses less revenue share expense, stock-based compensation, depreciation, and other unique or non-cash expenses, was $23.1 million in the second quarter of 2026, compared to $22.6 million in the second quarter of 2025.

●	Adjusted Operating Expense Per Transaction was $371 in the second quarter of 2026, a decline of 19% from $459 in the second quarter of 2025.

●	Cash provided by operating activities totaled $47.2 million during the second quarter of 2026.

●	The Company ended the second quarter of 2026 with $86.6 million of unrestricted cash and equivalents and short-term investments on its balance sheet and no debt.

1There are references to “Adjusted EBITDA” and “Adjusted Operating Expense” in this press release, which are non-GAAP measures. Real’s method for calculating non-GAAP measures may differ from other reporting issuers’ methods and accordingly may not be comparable. See accompanying note under the heading “Non-GAAP Measures and Ratios” for an explanation of the composition of these non-GAAP measures.

2All dollar references are in U.S. dollars.

1

Q2 2026 Business and Operational Highlights

●	North American Brokerage

●	North American Brokerage revenue rose to $696.4 million in the second quarter of 2026, an increase of 30% from $537.4 million in the second quarter of 2025.

●	The total number of agents increased to 35,348 at the end of the second quarter of 2026, a 26% increase from the second quarter of 2025.

●	The total number of transactions closed was 62,380 in the second quarter of 2026, an increase of 27% from 49,282 in the second quarter of 2025.

●	The total value of completed real estate transactions reached $26.3 billion in the second quarter of 2026, an increase of 31% from $20.1 billion in the second quarter of 2025.

●	As of August 5, 2026, over 36,000 agents are now on the Real platform.

●	One Real Title

●	One Real Title revenue was $1.7 million in the second quarter of 2026, a 29% increase compared to $1.3 million in the second quarter of 2025.

●	One Real Mortgage

●	One Real Mortgage revenue reached $1.9 million in the second quarter of 2026, a 10% increase compared to $1.7 million in the second quarter of 2025.

●	As of August 2026, One Real Mortgage had 169 mortgage loan officers, including 137 affiliated with the Real Originate program.

●	Real Wallet

●	Real Wallet revenue totaled $592 thousand in the second quarter of 2026, a 140% increase compared to $247 thousand in the second quarter of 2025.

●	As of August 2026:

●	More than 10,200 Real agents were utilizing Real Wallet Business Checking Accounts, including over 1,750 Real Wallet Tax Planning Business Checking Accounts.

●	The total deposit balance held in all Real Wallet Business Checking Accounts, including Tax Planning Business Checking Accounts, was approximately $38.4 million.

●	The total balance of credit outstanding under Real Wallet lines of credit and business loans was $10.8 million.

●	Real Wallet is a financial technology platform that centralizes an agent’s access to certain Company-branded financial products. Real Wallet currently includes: (i) Business Checking Accounts for eligible U.S. agents through Thread Bank, Member FDIC, including Company-branded debit cards; (ii) Real Wallet Rewards, under which agents may earn points based on account balances and transaction activity that may be applied to reduce brokerage fees, subject to program terms and conditions; and (iii) business loans for eligible agents in certain U.S. states and Canadian provinces, based on their earnings history with Real.

Corporate Update

●	On April 26, 2026, the Company entered into a definitive agreement to acquire REMAX. Under the terms of the agreement, which has been approved by the boards of directors of both companies, Real formed a new holding company, expected to be renamed Real REMAX Group Inc., which is expected to trade on the Nasdaq Global Select Market under the symbol “REAX” following closing. The transaction is expected to close in the second half of 2026, subject to approval by the Company’s securityholders and REMAX’s shareholders, and satisfaction of specified closing conditions. The Company’s Special Meeting of Securityholders to approve the transaction will be held on August 14, 2026. As previously announced, the Company has already received HSR antitrust clearance for the transaction.

●	On June 2, 2026, the Company announced it had expanded into New Brunswick, marking the Company’s sixth Canadian province.

2

The Company will discuss the second quarter results on a conference call and live webcast today at 8:00 a.m. ET.

Conference Call Details:

Date:	Thursday, August 6, 2026

Time:	8:00 am ET

Dial-in Number:	North American Toll Free: 888-506-0062 International: 973-528-0011

Access Code:	191114

Webcast:	https://www.webcaster5.com/Webcast/Page/2699/54149

Replay Information:

Replay Number:	North American Toll Free: 877-481-4010 International: 919-882-2331

Access Code:	54149

Replay Link:	https://www.webcaster5.com/Webcast/Page/2699/54149

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Non-GAAP Measures and Ratios

This news release includes references to “Adjusted EBITDA”, “Adjusted Operating Expense”, and “Operating Expense Excluding Revenue Share and Acquisition Costs”, which are non-U.S. generally accepted accounting principles (“GAAP”) financial measures. Non-GAAP measures, including non-GAAP ratios, are not recognized measures under GAAP, do not have a standardized meaning prescribed by GAAP, and are therefore unlikely to be comparable to similar measures presented by other companies.

Adjusted EBITDA is a supplemental non-GAAP financial measure that management uses to evaluate operating performance. Adjusted EBITDA is calculated as net income/(loss) before finance expenses, income tax expense, depreciation and amortization, intangible asset impairment expense, stock-based compensation, restructuring expenses, acquisition costs and expenses related to litigation settlements.

Operating Expense Excluding Revenue Share and Acquisition Costs is used as an alternative to operating expenses by removing variable cash expenses associated with revenue share expenses, which is a component of marketing expenses, and acquisition costs related to the Company’s pending acquisition of REMAX.

Adjusted Operating Expense is used as an alternative to operating expenses by removing major non-cash items such as stock-based compensation, depreciation, and other unique or non-cash expenses, while retaining ongoing fixed operating expenses and excluding variable cash expenses associated with revenue share.

Adjusted EBITDA, Adjusted Operating Expense, and Operating Expense Excluding Revenue Share and Acquisition Costs have no direct comparable GAAP financial measures. The Company has used or included these non-GAAP measures solely to provide investors with added insight into Real’s financial performance. Readers are cautioned that such non-GAAP measures may not be appropriate for any other purpose. Non-GAAP measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Our Adjusted EBITDA is reconciled to the most comparable GAAP measure for the three and six months ended June 30, 2026, and 2025 and is presented in the table below labeled Reconciliation of Net Income (Loss) to Adjusted EBITDA. Our Adjusted Operating Expense and Operating Expense Excluding Revenue Share and Acquisition Costs reconciled to the most comparable GAAP measure is presented for the three and six months ended June 30, 2026, and on a quarterly basis for the prior two fiscal years in the table below labeled Reconciliation of Operating Expense to Adjusted Operating Expense by Quarter.

This press release also includes non-GAAP ratios, which are financial measures disclosed in the form of a ratio, fraction, percentage, or similar representation and that has a non-GAAP financial measure as one or more of its components.

Operating Expense per Transaction Excluding Revenue Share and Acquisition Costs is a ratio calculated as Operating Expense Excluding Revenue Share and Acquisition Costs, divided by the number of closed transaction sides. Adjusted Operating Expense per Transaction is a ratio calculated as Adjusted Operating Expense, divided by the number of closed transaction sides.

4

THE REAL BROKERAGE INC.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars and shares in thousands)

Unaudited

	As of
	June 30, 2026	December 31, 2025
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$73,824	$33,213
Restricted cash	54,785	26,338
Investments in financial assets	12,816	16,731
Trade receivables	34,820	20,170
Short-term financing receivables, net	10,114	6,231
Other current assets	7,719	3,081
TOTAL CURRENT ASSETS	$194,078	$105,764
Intangible assets, net	3,480	4,157
Goodwill	8,993	8,993
Property and equipment, net	2,353	2,455
Investment in equity securities	2,250	2,250
Long-term financing receivables, net	1,275	2,311
Deferred tax asset	966	931
TOTAL ASSETS	$213,395	$126,861

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable	948	1,161
Accrued liabilities	73,316	38,205
Customer deposits	54,785	26,338
Other payables	5,744	9,562
TOTAL CURRENT LIABILITIES	$134,793	$75,266
Deferred tax liability	10	10
TOTAL LIABILITIES	$134,803	$75,276

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS
Common Shares, no par value, unlimited Common Shares authorized, 217,944 Shares issued and outstanding at June 30, 2026; and 210,478 Shares issued and outstanding at December 31, 2025	-	-
Additional paid-in capital	202,621	164,208
Accumulated deficit	(124,295)	(112,851)
Accumulated other comprehensive income	355	318
EQUITY ATTRIBUTABLE TO OWNERS	78,681	51,675
Non-controlling interests	(89)	(90)
TOTAL EQUITY	78,592	51,585
TOTAL LIABILITIES AND EQUITY	$213,395	$126,861

5

THE REAL BROKERAGE INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(U.S. dollars and shares in thousands, except for per share amounts)

Unaudited

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Revenues	$700,575	$540,747	$1,166,126	$894,728
Cost of Sales	642,319	492,886	1,065,715	812,931
Gross Profit	58,256	47,861	100,411	81,797

General and administrative expenses	20,211	18,900	39,215	36,416
Marketing expenses	28,140	23,284	49,272	40,981
Research and development expenses	5,353	3,993	10,500	7,925
Acquisition costs	11,582	—	11,894	—
Operating Expenses	65,286	46,177	110,881	85,322
Operating Income (Loss)	(7,030)	1,684	(10,470)	(3,525)

Other income, net	192	166	304	288
Finance expenses, net	(631)	(300)	(717)	(334)
Income (Loss) Before Tax	$(7,469)	$1,550	$(10,883)	$(3,571)
Tax Expense	487	—	531	—
Net Income (Loss)	$(7,956)	$1,550	$(11,414)	$(3,571)
Net income (loss) attributable to non-controlling interests	67	38	30	(116)
Net Income (Loss) Attributable to the Owners of the Company	$(8,023)	$1,512	$(11,444)	$(3,455)
Other comprehensive income/(loss), Items that will be reclassified subsequently to profit or loss:
Unrealized gain (loss) on investments in financial assets	91	(9)	165	3
Foreign currency translation adjustment	(437)	(8)	(128)	(129)
Total Comprehensive Income (Loss) Attributable to Owners of the Company	$(8,369)	$1,495	$(11,407)	$(3,581)
Total Comprehensive Income (Loss) Attributable to Non-Controlling Interest	67	38	30	(116)
Total Comprehensive Income (Loss)	$(8,302)	$1,533	$(11,377)	$(3,697)
Loss per share
Basic earnings (loss) per share	$(0.03)	$0.01	$(0.05)	$(0.02)
Diluted earnings (loss) per share	$(0.03)	$0.01	$(0.05)	$(0.02)
Weighted-average shares, basic	230,278	214,787	227,844	213,738
Weighted-average shares, diluted	230,278	233,366	227,844	213,738

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THE REAL BROKERAGE INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollar in thousands)

Unaudited

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
OPERATING ACTIVITIES
Net Income (Loss)	$(7,956)	$1,550	$(11,414)	$(3,571)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	553	398	1,128	777
Equity-settled stock-based payment	21,804	17,795	38,805	30,502
Impairment of intangible assets	-	-	12	-
Finance income (expenses)	(225)	62	(174)	(87)
Amortization of debt issuance costs	846	-	846	-
Deferred income taxes, net	(35)	-	(35)	-
Changes in operating assets and liabilities:
Trade receivables	(9,635)	(10,031)	(14,650)	(12,586)
Financing receivables, net	(614)	(1,249)	(2,847)	(4,218)
Other current assets	(967)	(36)	(672)	139
Accounts payable	17	324	(213)	(123)
Accrued liabilities	24,323	14,496	35,111	22,129
Customer deposits	17,980	16,043	28,447	22,213
Other payables	1,155	1,666	(3,818)	1,793
NET CASH PROVIDED BY OPERATING ACTIVITIES	47,246	41,018	70,526	56,968

INVESTING ACTIVITIES
Purchase of investment in equity securities	-	(2,250)	-	(2,250)
Purchase of property and equipment	(123)	(255)	(361)	(540)
Purchase of financial assets	(6,246)	(109)	(11,660)	(1,459)
Proceeds from sale of financial assets	10,425	5,496	15,740	5,753
NET CASH PROVIDED BY INVESTING ACTIVITIES	4,056	2,882	3,719	1,504

FINANCING ACTIVITIES
Repurchase of common shares	-	(2,708)	-	(8,830)
Payment of employee taxes on certain stock-based arrangements	(484)	(498)	(484)	(1,711)
Proceeds from exercise of stock options	39	351	92	661
Debt issuance costs	(4,813)	-	(4,813)	-
Distributions to non-controlling interest	(45)	(23)	(29)	(99)
NET CASH USED IN FINANCING ACTIVITIES	(5,303)	(2,878)	(5,234)	(9,979)

Net change in cash, cash equivalents and restricted cash	45,999	41,022	69,011	48,493
Cash, cash equivalents and restricted cash, beginning of period	82,821	54,965	59,551	47,465
Effect of foreign exchange rate changes on cash, cash equivalents, and restricted cash	(211)	(71)	47	(42)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, ENDING BALANCE	$128,609	$95,916	$128,609	$95,916

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THE REAL BROKERAGE INC.

RECONCILIATION OF NET INCOME (LOSS) TO ADJUSTED EBITDA

(U.S. dollars in thousands)

Unaudited

	For the Three Months Ended		For the Six Months Ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Net Income (Loss)	$(7,956)	$1,550	$(11,414)	$(3,571)
Add/(Deduct):
Finance Expenses, Net	631	300	717	334
Depreciation and Amortization	553	398	1,128	777
Stock-Based Compensation	21,804	17,795	38,805	30,502
Intangible Asset Impairment	-	-	12	-
Restructuring Expenses	472	-	712	250
Expenses Related to Litigation Settlement	13	-	109	27
Acquisition Costs	11,582	-	11,894	-
Tax Expense	487	-	531	-
Adjusted EBITDA(i)	$27,586	$20,043	$42,494	$28,319

i.	Represents a non-GAAP measure. Real’s method for calculating non-GAAP measures may differ from other reporting issuers’ methods and accordingly may not be comparable. For definitions and basis of presentation of Real’s non-GAAP measures, refer to the non-GAAP measures and ratios section of this press release.

8

THE REAL BROKERAGE INC.

BREAKOUT OF REVENUE BY SEGMENT

(U.S. dollars in thousands)

Unaudited

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Main revenue streams
Brokerage Commissions	$696,364	$537,445	$1,158,926	$889,194
Title	1,743	1,346	3,002	2,376
Mortgage Broker Income	1,876	1,709	3,170	2,785
Wallet	592	247	1,028	373
Total Revenue	$700,575	$540,747	$1,166,126	$894,728

9

THE REAL BROKERAGE INC.

RECONCILIATION OF OPERATING EXPENSE TO ADJUSTED OPERATING EXPENSE BY QUARTER

(U.S. dollars in thousands)

Unaudited

	2024		2025				2026
	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
Operating Expense	$34,607	$36,371	$39,145	$46,177	$45,330	$44,283	$45,595	$65,286
Less: Revenue Share Expense	11,651	9,537	12,504	17,644	15,738	14,634	15,688	22,210
Revenue Share Expense (% of revenue)	3.3%	2.7%	3.5%	3.3%	2.8%	2.9%	3.4%	3.2%
Less: Acquisition Costs	—	—	—	—	—	—	312	11,582
Operating Expense Excluding Revenue Share and Acquisition Costs[1]	$22,956	$26,834	$26,641	$28,533	$29,592	$29,649	$29,595	$31,494
Less:
Stock-Based Compensation - Employees	3,139	3,405	1,651	2,057	3,422	2,605	3,027	2,630
Stock-Based Compensation - Agent	2,665	2,940	3,115	3,478	3,935	4,199	4,371	4,712
Depreciation and Amortization Expense	358	372	379	398	567	585	575	553
Restructuring Expense	—	—	250	—	—	—	240	472
Expenses Related to Litigation Settlement	33	118	27	—	—	750	96	13
Subtotal	6,195	6,835	5,422	5,933	7,924	8,139	8,309	8,380
Adjusted Operating Expense[2]	$16,761	$19,998	$21,219	$22,601	$21,668	$21,510	$21,286	$23,114
Adjusted Operating Expense (% of revenue)	4.5%	5.7%	6.0%	4.2%	3.8%	4.3%	4.6%	3.3%

1 Operating expense excluding revenue share excludes revenue share expense and acquisition costs.

2Adjusted operating expense excludes revenue share, stock-based compensation, depreciation and other non-recurring or non-cash expenses.

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THE REAL BROKERAGE INC.

KEY PERFORMANCE METRICS BY QUARTER

(U.S. dollars in thousands)

Unaudited

	2024		2025				2026
	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
Transaction Data
Closed Transaction Sides[1]	35,832	35,370	33,617	49,282	53,512	48,903	41,882	62,380
Total Value of Home Side Transactions ($, billions)[2]	$14.4	$14.6	$13.5	$20.1	$21.4	$20.3	$16.8	$26.3
Median Home Sales Price ($, thousands)[3]	$383	$380	$380	$387	$390	$385	$385	$399
Agent Metrics
Total Agents[4]	21,770	24,140	26,870	28,034	30,183	31,739	33,510	35,348
Agent Churn Rate (%)[5]	7.3	6.8	8.7	9.4	4.9	5.2	8.0	6.1
Revenue Churn Rate (%)[6]	2.0	1.8	2.5	1.9	1.4	1.6	2.4	1.9
Headcount and Efficiency Metrics
Full-Time Employees[7]	240	264	410	429	439	435	489	511
Full-Time Employees, Excluding One Real Title and One Real Mortgage[8]	142	178	307	324	340	338	394	428
Headcount Efficiency Ratio[9]	1:140	1:136	1:88	1:87	1:89	1:94	1:85	1:83
Revenue Per Full Time Employee ($, thousands)[10]	$2,403	$1,970	$1,153	$1,669	$1,672	$1,490	$1,182	$1,637
Operating Expense Excluding Revenue Share and Acquisition Costs ($, thousands)[11]	$22,956	$26,835	$26,641	$28,533	$29,592	$29,649	$29,595	$31,494
Operating Expense Per Transaction Excluding Revenue Share and Acquisition Costs ($)[12]	$641	$759	$792	$579	$553	$606	$707	$505
Adjusted Operating Expense ($, thousands)[13]	$16,761	$19,998	$21,219	$22,601	$21,668	$21,510	$21,286	$23,114
Adjusted Operating Expense Per Transaction ($)[14]	$468	$565	$631	$459	$405	$440	$508	$371

1 Represents the number of transactions closed by our agents during the period.

2 Represents the U.S. dollar value of all sale, lease and purchase transactions closed by our agents during the period.

3 Represents the median price (in USD) of homes sold or purchased by our agents during the period, based on closed transactions.

4 Represents the total number of agents affiliated with Real at the end of the period.

5 Represents the rate at which agents left our platform during the period, calculated as the number of churned agents during the period divided by the total agent base at the beginning of the period.

6 A supplementary financial measure, calculated as the percentage of revenue lost from agents who churned during the period, calculated as commission revenue generated by churned agents during the last six months divided by total Company commissions revenue for the last six months.

7 Represents the total number of full-time employees of the Company at period end.

8 Represents the total number of full-time employees of the Company excluding employees of One Real Title and One Real Mortgage.

9 Represents the ratio of full-time brokerage employees (excluding One Real Title and One Real Mortgage employees) to the number of agents on our platform.

10 A supplementary financial measure calculated as total company revenue divided by full-time brokerage employees (excludes One Real Title and One Real Mortgage employees).

11 A non-GAAP measure, calculated as total operating expenses per the Financial Statements, less revenue share expense and acquisition costs. Real’s method for calculating non-GAAP measures may differ from other reporting issuers’ and accordingly may not be comparable. For definitions and basis of presentation of Real’s non-GAAP measures, refer to the “Non-GAAP measures and ratios” section in this press release.

12 A non-GAAP measure, calculated as operating expense excluding revenue share and acquisition costs, divided by the number of closed transaction sides. Real’s method for calculating non-GAAP measures may differ from other reporting issuers’ and accordingly may not be comparable. For definitions and basis of presentation of Real’s non-GAAP measures, refer to the “Non-GAAP measures and ratios” section in this press release.

13 Adjusted operating expense excludes revenue share, stock-based compensation, depreciation and other non-recurring or non-cash expenses.

14 Adjusted operating expense per transaction, calculated as adjusted operating expense divided by the number of closed transaction sides.

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Cautionary Disclosure Regarding Forward-Looking Statements

This press release contains certain “forward-looking statements” and “forward-looking information” within the meaning of applicable United States and Canadian securities laws, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements/forward-looking information include all statements that do not relate solely to historical or current facts, and can generally be identified by the use of words such as “believe,” “expect,” “anticipate,” “intend,” “project,” “estimate,” “potential,” “plan,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could.” These forward-looking statements/forward-looking information include, but are not limited to, statements related to the expected benefits of the proposed transaction with REMAX; the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, including the expected leverage of the combined company and the amount and timing of synergies from the proposed transaction; the completion of the transaction and the expected timeline; and the ability to satisfy all closing conditions, including the receipt of required approvals for the transaction. Forward-looking statements/forward-looking information inherently involve many risks and uncertainties that could cause actual results to differ materially from those projected in these statements, including statements about the consummation of the proposed transaction and the anticipated benefits thereof. Where, in any forward-looking statement, Real expresses an expectation or belief as to future results or events, it is based on Real’s current plans and expectations, expressed in good faith and believed to have a reasonable basis. However, Real cannot give any assurance that any such expectation or belief will result or will be achieved or accomplished. Important risk factors that may cause such a difference include, but are not limited to: Real’s ability to consummate the proposed transaction on the expected timeline or at all; Real’s ability to obtain the necessary regulatory approvals in a timely manner and the risk that such approvals are not obtained or are obtained subject to conditions that are not anticipated; Real’s or REMAX’s ability to obtain approval of their shareholders; the risk that a condition of closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction might otherwise not occur; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the merger agreement, including in circumstances requiring Real to pay a termination fee; the diversion of management time on transaction-related issues; risks related to disruption from the proposed transaction, including disruption of management time from current plans and ongoing business operations due to the proposed transaction and integration matters; the risk that the proposed transaction and its announcement could have an adverse effect on Real’s ability to retain agents, franchisees and personnel or that there could be potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; unexpected costs, charges or expenses resulting from the proposed transaction; potential litigation relating to Real’s expectations regarding revenue growth and profitability and the business, strategic plans of Real, or the proposed transaction that could be instituted against the parties to the merger agreement or their respective directors, managers or officers, including the effects of any outcomes related thereto; the ability of the combined company to achieve the synergies and other anticipated benefits expected from the proposed transaction or such synergies and other anticipated benefits taking longer to realize than anticipated; the ability of the combined company to achieve the expected leverage or such leverage taking longer to realize than anticipated; Real’s ability to integrate REMAX promptly and effectively; anticipated tax treatment, unforeseen liabilities, future capital expenditures, economic performance, future prospects and business and management strategies for the management, expansion and growth of the combined company’s operations; certain restrictions during the pendency of the proposed transaction that may impact Real’s or REMAX’s ability to pursue certain business opportunities or strategic transactions or otherwise operate their respective businesses; slowdowns in real estate markets, economic and industry downturns, Real’s ability to attract new agents and retain current agents, Real’s inability to successfully launch new products and features; Real’s inability to scale while improving operating leverage, or inability to successfully execute our strategies, including our strategy related to HeyLeo; possible unfavorable results in legal proceedings; changes in laws, regulations or the regulatory environment affecting our business; disruptions to our technology or cybersecurity incidents; and other risk factors detailed from time to time in Real’s and REMAX’s reports filed with the SEC and Real’s reports filed with Canadian securities regulators, including Real’s annual report on Form 40-F, current reports on Form 6-K and other documents filed with the SEC and Real’s audited annual financial statements and annual management’s discussion and analysis for the financial year ended December 31, 2025, Annual Information Form dated March 4, 2026 filed with Canadian securities regulators and Real’s Quarterly Management’s Discussion and Analysis for the period ended June 30, 2026, copies of which are available under the Company’s SEDAR+ profile at www.sedarplus.ca and documents that will be filed with the SEC and Canadian securities regulators in connection with the proposed transaction.

These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus that is included in the Registration Statement (as defined below) and the Real management information circular that was filed with the SEC and Canadian securities regulators, as applicable, in connection with the proposed transaction. While the list of factors presented here and in the Registration Statement and Real management information circular are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements/forward-looking information. You should not place undue reliance on any of these forward-looking statements/forward-looking information as they are not guarantees of future performance or outcomes; actual performance and outcomes, including, without limitation, Real’s actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which Real operates, may differ materially from those made in or suggested by the forward-looking statements/forward-looking information contained in this press release. Real does not assume any obligation to publicly provide revisions or updates to any forward-looking statements/forward-looking information, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Neither future distribution of this press release nor the continued availability of this press release in archive form on Real’s website should be deemed to constitute an update or re-affirmation of these statements as of any future date.

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Important Information and Where to Find It

In connection with the proposed transaction between Real and REMAX, each of Real and REMAX has filed and will file relevant materials with the SEC and Canadian securities regulators, as applicable, including a management information circular of Real and a registration statement on Form S-4 filed with the SEC on June 12, 2026, as amended on July 7, 2026 (File No. 333-296768) (the “Registration Statement”) that includes a proxy statement of REMAX and prospectus of Rome Wildlife, Inc. The Registration Statement was declared effective on July 9, 2026, at which time Real filed its management information circular, REMAX filed a definitive proxy statement and Rome Wildlife, Inc. filed a final prospectus. Real’s management information circular was mailed to securityholders of Real and the proxy statement/prospectus was mailed to shareholders of each of REMAX and Real, in each case seeking their respective approval of the proposed transaction and other related matters. This press release is not a substitute for the Registration Statement, the proxy statement/prospectus, the Real management information circular or any other document that Real or REMAX (as applicable) has filed with the SEC and Canadian securities regulators, as applicable, in connection with the proposed transaction.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF REAL AND REMAX ARE URGED TO READ THE REGISTRATION STATEMENT, THE REAL MANAGEMENT INFORMATION CIRCULAR, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORS, AS APPLICABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of the Registration Statement, the Real management information circular and the proxy statement/prospectus, as well as other filings containing important information about Real or REMAX, without charge at the SEC’s Internet website (http://www.sec.gov) and under Real’s profile on SEDAR+ at www.sedarplus.ca, as applicable. Copies of the documents filed with the SEC and the Canadian securities regulators by Real are available free of charge on Real’s internet website at https://investors.onereal.com or by contacting Real’s investor relations contact at investors@therealbrokerage.com. Copies of the documents filed with the SEC by REMAX are available free of charge on REMAX’s internet website at https://investors.remaxholdings.com or by contacting REMAX’s investor relations contact at investorrelations@remax.com. The information included on, or accessible through, Real’s website or REMAX’s website is not incorporated by reference into this press release or Real’s and REMAX’s respective filings with the SEC and Canadian securities regulators, as applicable. Additional information regarding the expected executive officers, directors and board committees of Real REMAX Group Inc., and other supplemental disclosures to Real’s management information circular dated July 9, 2026 (the “Circular”), is included in the Company’s Quarterly Management’s Discussion and Analysis for the period ended June 30, 2026 (which is incorporated by reference into the Circular).

Participants in the Solicitation

Real, REMAX, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Real is set forth in its management information circular for its 2026 annual meeting of shareholders, which was filed with the Canadian securities regulators on April 24, 2026 (the “Real Annual Meeting Circular”) and in its Form 6-K, which was filed with the SEC on April 24, 2026. Please refer to the sections captioned “Election of Directors,” “Statement of Corporate Governance Practices,” and “Compensation Discussion and Analysis” in the Real Annual Meeting Circular. To the extent holdings of such participants in Real’s securities have changed since the amounts described in the Real Annual Meeting Circular, such changes have been reflected on a Notice of Proposed Sale of Securities pursuant to Rule 144 under the U.S. Securities Act on Form 144 filed with the SEC and in insider reports filed with the Canadian securities regulators on SEDI at www.sedi.ca. Information about the directors and executive officers of REMAX is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on February 19, 2026, as amended by Amendment No. 1 on Form 10-K/A, filed with the SEC on April 30, 2026 (the “REMAX Annual Report”). Please refer to the sections captioned “Directors, Executive Officers and Corporate Governance,” “Executive Compensation,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Transactions and Director Independence” in the REMAX Annual Report. To the extent holdings of such participants in REMAX’s securities have changed since the amounts described in the REMAX Annual Report, such changes have been reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=1581091&owner=exclude under the tab “Ownership Disclosures.” These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, are contained in the Registration Statement, the Real management information circular and the proxy statement/prospectus and the other relevant materials filed or to be filed with the SEC and Canadian securities regulators, as applicable, if and when they become available.

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No Offer or Solicitation

This press release is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act and otherwise in accordance with applicable Canadian securities laws.

About Real

Real (NASDAQ: REAX) is a real estate experience company working to make life’s most complex transaction simple. The fast-growing company combines essential real estate, mortgage and closing services with powerful technology to deliver a single seamless end-to-end consumer experience, guided by trusted agents. With a presence in all 50 states throughout the U.S. and Canada, Real supports over 36,000 agents who use its digital brokerage platform and tight-knit professional community to power their own forward-thinking businesses. Additional information can be found on its website at www.onereal.com.

The Real Brokerage is a real estate technology company and is not a bank. Banking services are provided by Thread Bank, Member FDIC. The Real Wallet Visa debit card is issued by Thread Bank, Member FDIC, pursuant to a license from Visa U.S.A. Inc. and may be used anywhere Visa cards are accepted.

Contact Information

For additional information, please contact:

Loren Irwin

Director, Investor Relations and Financial Reporting

investors@therealbrokerage.com

908.280.2515

For media inquiries, please contact:

press@therealbrokerage.com

201.564.4221

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